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                                                                       Exhibit 5


                   [LETTERHEAD DONALDSON, LUFKIN & JENRETT]
                                                                  July 11, 1999

Board of Directors
Orion Capital Corporation
9 Farm Springs Road
Farmington, Connecticut 06032

Dear Ladies and Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $1.00 per share ("Company Common Stock") of Orion Capital Corporation (the "Company") of the Tender Price (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger to be dated as of July 12, 1999 (the "Agreement"), among the Company, Royal Group Inc. ("Parent") and NTG Acquisition Corp ("Merger Sub"), a wholly owned subsidiary of Parent, pursuant to which Merger Sub will merge (the "Merger") with and into the Company.

  Pursuant to the Agreement, Parent and Merger Sub will commence a tender offer (the "Tender Offer"; the Tender Offer, together with the Merger, the "Transaction") for all of the outstanding shares of Company Common Stock at a price of $50.00 per share (the "Tender Price"). The Tender Offer is to be followed by the Merger in which the shares of Company Common Stock not tendered into the Tender Offer would be converted into the right to receive the Tender Price.

  In arriving at our opinion, we have reviewed the draft dated July 8, 1999 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1999 and ending December 2000 prepared by the management of the Company. Included in information that was publicly available were I/B/E/S long-term growth rate estimates for the Company. In addition, we have compared certain financial and securities data of the Company with data of various other companies whose securities are traded in public markets, reviewed historical stock prices and trading volumes of the Company's common stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. With respect to the I/B/E/S growth rate estimates which were used to project the Company's operating and financial performance for periods subsequent to December 2000, we have assumed that such estimates are reasonable based on discussions with the management of the Company as to the operating and financial performance of the Company for such periods. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm

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this opinion. Our opinion does not address the relative merits of the
Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares into the Tender Offer or as to how such stockholder should vote on the proposed Merger.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past including acting as lead manager for the Company's $125 million Trust Preferred Offering in February, 1998 and acting as financial advisor in connection with the Company's investment in ACO Brokerage Holding, the sale of the Company's investment in Intercargo Corporation and the sale of Wm. H. McGee & Co., Inc. and has been compensated in a customary manner for such services.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Tender Price to be received by the holders of Company Common Stock pursuant to the Tender Offer and Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                          Securities Corporation

                                          By: /s/ Perry H. Braun
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                                                       Perry H. Braun
                                                     Managing Director

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